Exhibit 99.1

SDRL—Launches Consent Solicitation for Proposed Amendments to 12.0% Senior Secured Notes due 2025 and Contingent Tender Offer

Hamilton, Bermuda, February 22, 2019—Seadrill Limited (the “Company”) has commenced a consent solicitation (the “Consent Solicitation”) process to amend certain terms of the indenture and the escrow agreement related to its outstanding 12.0% Senior Secured Notes due 2025 (the “Notes”). Contingent on the successful completion of the Consent Solicitation, the Company plans to launch a c.$340 million tender offer at a price of 107 plus accrued and unpaid interest shortly thereafter.

The main proposed amendments:

•	Permit the use of asset sale proceeds remaining after a mandatory asset sale repurchase offer for open market purchases of the Notes.

•

Permit c.$340 million (the “Tender Cap”) currently held as security for the Notes to fund a tender offer for the Notes at a price of 107 plus accrued and unpaid interest. The amount is comprised of c.$292 million of restricted cash and c.$48 million in unrestricted cash on the balance sheet.

•

Revise the restriction in the subordinated capital redemption provision that requires a certain principal amount of Notes to be outstanding following a redemption of the Notes using permissible proceeds.

•

Subject to amendments to the documents relating to our secured credit facilities, permit the use of unrestricted cash not provided as security for the Notes to redeem the Notes pursuant to the subordinated capital redemption provision under certain circumstances. Seeking amendments to our secured credit facilities is not currently contemplated.

•	Eliminate the requirement for obtaining a public rating on the Notes.

The Consent Solicitation will expire at 5:00 p.m., New York City time, on March 8, 2019, unless extended or earlier terminated by the Company (the “Expiration Time”). Subject to the terms and conditions of the Consent Solicitation, only holders of Notes as of 5:00 p.m., New York City time, on February 21, 2019 (the “Record Time”) who validly deliver (and do not validly revoke) their consents prior to the Expiration Time will receive a consent fee equal to $2.50 per $1,000.00 in principal amount of Notes in respect of which a consent is validly delivered and not validly revoked. Consents may not be revoked after the time we enter into the proposed amendments.

The required majority of Note holders representing greater than 50% of the principal amount outstanding have agreed to consent to the proposed amendments. These majority Note holders have also agreed to tender all of their Notes, ensuring full take up of the Tender Cap.

The tender offer price will be $1,070 per $1,000 of aggregate principal amount of Notes tendered, plus accrued and unpaid interest thereon. All holders who participate in the tender offer will be subject to proration of their Notes actually accepted for purchase, because such purchase will be subject to the Tender Cap.

The completion of the Tender Offer will be subject to certain conditions. Under certain circumstances we may be required to delay or not proceed with the Tender Offer.

The complete terms and conditions of the Consent Solicitation are set forth in a Consent Solicitation Statement dated today (the “Consent Solicitation Statement”) that is being sent to holders of the Notes. The completion of the Consent Solicitation is contingent upon the satisfaction of certain conditions, including the minimum consent condition, as described in the Consent Solicitation Statement. The Consent Solicitation Statement can be found at www.seadrill.com. The Company’s website is not otherwise incorporated into this press release.

D.F. King & Co., Inc. will act as the information and tabulation agent for the Consent Solicitation. Requests for the Consent Solicitation Statement may be directed to D.F. King & Co., Inc. at (212) 269-5550 (for bankers and brokers) or (866) 796-7184 (for all others).

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Consent Solicitation is only being made pursuant to the terms of the Consent Solicitation Statement. No recommendation is being made as to whether holders of Notes should consent to the proposed amendments.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its 2018 Annual Report on Form 20-F (File No. 001-34667) and its Registration Statement on Form F-1 (Registration No. 333-224459). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.